UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

CASCADE CORPORATION

(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on November 2, 2012 (the “Schedule 14D-9”), by Cascade Corporation, an Oregon corporation (“Cascade”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“TICO”), to purchase all of Cascade’s outstanding shares of common stock, par value $0.50 per share (the “Shares”), at a price of $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated November 2, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Purchaser and TICO with the SEC on November 2, 2012 (the “Schedule TO”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein are used with the meanings given in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended by inserting the following text immediately following the first paragraph of the subheading entitled “Tender Offer”:

“On March 6, 2013, TICO, with the consent of Cascade, further extended the expiration of the Offer until 12:00 midnight, New York City Time, on March 27, 2013.”

Item 8.	Additional Information

The subsection entitled “U.S. Antitrust Clearance” included under the subheading “Regulatory Approvals” is hereby amended and supplemented by deleting the third and fourth paragraphs in their entirety and inserting the following paragraphs as a replacement:

“On December 20, 2012, TICO received a Request for Additional Information and Documentary Material, and Cascade received a Civil Investigative Demand and related Request for Additional Information and Documents (the “CID”), in connection with the DOJ’s review under the HSR Act with respect to the Offer and the Merger. Cascade continues to work diligently to respond to the CID and to work cooperatively with TICO and the DOJ to facilitate the DOJ’s review of the transaction. The CID does not affect the waiting periods under the HSR Act. TICO has informed Cascade that it has provided a revised timing commitment to the DOJ pursuant to which it has committed (i) to extend the date prior to which TICO will not consummate the Offer and the Merger without the consent of the DOJ to 40 days after February 15, 2013 (which is March 27, 2013), and (ii) to provide written notice to the DOJ at least 10 days prior to consummating the Offer and the Merger.

The Offer, as extended, is now scheduled to expire at 12:00 midnight, New York City Time, on Wednesday, March 27, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2013

CASCADE CORPORATION

By:	/s/ Joseph G. Pointer
Name:	Joseph G. Pointer
Title:	Chief Financial Officer